ECC Capital Corporation

1833 Alton Parkway

Irvine, California 92606

(949) 856-8300

February 10, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Owen Pinkerton

Re:   ECC Capital Corporation;

Registration Statement on Form S-11; File No. 333-118253

Dear Mr. Pinkerton:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ECC Capital Corporation (the “Company”) respectfully confirms its oral request for acceleration of its Registration Statement on Form S-11 (Registration No. 333-118253), so that such registration statement will be declared effective at 4:00 p.m. Eastern Standard Time on February 14, 2005 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ECC Capital Corporation

By:	/S/ JOHN KONTOULIS
John Kontoulis

Executive Vice President and
Director of Strategic Planning